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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                               JC Penney Co. Inc.
                                (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   708160106
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 708160106                   13G                      Page 2 of 2 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          SANFORD C. BERNSTEIN & CO., INC.
                          767 FIFTH AVENUE
                          NEW YORK NY 10153

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                              (b) / /

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION


                     5    SOLE VOTING POWER

                              0
NUMBER OF SHARES
                     6    SHARED VOTING POWER
 BENEFICIALLY
                              0
 OWNED BY EACH
                     7    SOLE DISPOSITIVE POWER
REPORTING PERSON
                              0
     WITH
                     8    SHARED DISPOSITIVE POWER

                              0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                              0

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES                                      / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              0%

12   TYPE OF REPORTING PERSON

                              IA/BD

* On October 2, 2000, Alliance Capital Management L.P. ("Alliance") acquired beneficial ownership of the shares of JC Penney Co. Inc. that were formerly beneficially owned by Sanford C. Bernstein & Co., Inc. ("Bernstein") through Alliance's acquisition of the investment advisory assets of Bernstein. Pursuant to this acquisition, Bernstein assigned its investment management agreements to Alliance. Accordingly, ownership of these shares will be reflected in the filings of AXA Financial, Inc. the parent company of Alliance. Contact names and numbers of persons formerly with Bernstein remain the same as part of Alliance.


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Sanford C. Bernstein & Co., Inc.
Investment Research and Management
1 North Lexington Avenue, White Plains NY 10601
914-993-2300   Fax 914-993-2616                    Registered Investment Advisor
                                           Member, New York Stock Exchange, Inc.

                                  SCHEDULE G
                   Under the Securities Exchange Act of 1934

Item 1(a):      JC Penney Co. Inc.
Item 1(b):      6501 Legacy Dr.
                Plano TX 75024

Item 2(a):      Sanford C. Bernstein & Co., Inc.
Item 2(b):      767 Fifth Avenue New York NY 10153
Item 2(c):      New York
Item 2(d):      Common
Item 2(e):      708160106

Item 3:         Investment Advisor/Broker Dealer

Item 4(a):      0
Item 4(b):      0%
Item 4(c)(i):   0
Item 4(c)(ii):  0
Item 4(c)(iii): 0
Item 4(c)(iv):  0

Item 5: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].*

Item 6:         Not Applicable

Item 7:         Not Applicable

Item 8:         Not Applicable

Item 9:         Not Applicable

Item 10: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

* On October 2, 2000, Alliance Capital Management L.P. ("Alliance") acquired beneficial ownership of the shares of JC Penney Co. Inc. that were formerly beneficially owned by Sanford C. Bernstein & Co., Inc. ("Bernstein") through Alliance's acquisition of the investment advisory assets of Bernstein. Pursuant to this acquisition, Bernstein assigned its investment management agreements to Alliance. Accordingly, ownership of these shares will be reflected in the filings of AXA Financial, Inc. the parent company of Alliance. Contact names and numbers of persons formerly with Bernstein remain the same as part of Alliance.

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Schedule G
Under the Securities Exchange Act of 1934
Page Two

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2000
Date

/s/ Michael Borgia
Signature

Michael Borgia, Senior Vice President
Name/Title